UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                ----------------------------------------------
In the matter of

CSW Energy, Inc.                                      REPORT FOR PERIOD
1 Riverside Plaza                                    January 1, 2003 to
Columbus, Ohio                                          March  31, 2003

File No.  070-08205                                 PURSUANT TO RULE 24


         This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26416, CSW and CSW Energy are authorized to issue letters of credit, bid bonds or guarantees in connection with the development of qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators. Attached is the information required pursuant to HCAR 35-26416.

(1) A schedule of all guarantees, letters of credit, bid bonds, and other support arrangements issued by or for the account of CSW or CSW Energy in connection with certain independent power projects as defined in Order 70-8205, and any fees and interest payable related to such guarantees, letters of credit, bid bonds and other support arrangements. See Exhibit A.





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                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 13th day of May, 2003.

                                            CSW Energy, Inc.


                                                /s/  Geoffrey S. Chatas
                                            -----------------------------

                                                   Geoffrey S. Chatas

                                                     Treasurer





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   Exhibit A

                                                               CSW Energy, Inc.

                                                       LETTERS OF CREDIT AND GUARANTEES
                                                          Pursuant to Order 70-8205
                                                              at March 31, 2003


                             FEES       FEES     REFERENCE
  PROJECT   *    AMOUNT       PD      PAYABLE      NUMBER        MATURITY        BENEFICIARY     OBLIGOR     PURPOSE      AUTHORITY


Trent Wind                                                    Second Quarter    TXU Electric
 Farm LLC   LC  $2,575,000    N/A      0.28%    SBC0023/00         2003             Company        CSW     Construction    70-8205



* LC - Letter of Credit


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